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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
773415 10 4
(CUSIP Number)
William L. Walton
Chairman and Chief Executive Officer
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
(202) 331-1112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	773415 10 4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Allied Capital Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	52-1081052

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	773415 10 4	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Allied Investments, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	37-1490454

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	773415 10 4	Page	4	of	6
Introduction
     This Amendment No. 2 to the Schedule 13D filed by Allied Capital Corporation (“Allied Capital”) and Allied Investments, L.P. (“Allied Investments”) with the Securities and Exchange Commission amends the Schedule 13D to reflect the sale of all of Allied Capital’s and Allied Investments’ equity interests in the issuer.
Item 1. Security and Issuer.
     This statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Nobel Learning Communities, Inc., a Delaware corporation (“Nobel”), with its principal offices located at 1615 West Chester Pike, West Chester, PA 19382.
Item 2. Identity and Background.
     This statement is hereby being filed by Allied Capital Corporation (“Allied Capital”) and Allied Investments, L.P. (“Allied Investments” and together with Allied Capital, the “Reporting Persons”). Allied Capital is a Maryland corporation with its principal executive offices located at 1919 Pennsylvania Avenue, N.W., Washington, DC 20006-3434. Allied Investments is the successor in interest to Allied Investment Corporation.
     Allied Capital is an internally managed closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940.
     Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.
     None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of a Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding a Reporting Person or any director, executive officer or controlling person of Allied Capital was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration.
Not Applicable.
Item 4. Purpose of Transaction
     The Reporting Persons initially acquired the securities of Nobel in the ordinary course of their business seeking to achieve its investment objectives and in accordance with its investment policies and restrictions. The Reporting Persons have no intention of engaging in the activities set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.

CUSIP No.	773415 10 4	Page	5	of	6
     (a)      Not applicable.
     (b)      As of March 31, 2006, neither of the Reporting Persons has sole or shared ownership or voting power over any securities of the issuer.
     (c)      The Reporting Persons entered into an agreement with Blesbok LLC on March 31, 2006, pursuant to which Blesbok LLC purchased securities of the Company owned by Allied Capital and Allied Investments. A copy of the agreement is filed as an exhibit hereto. Blesbok LLC purchased 571,808 shares of Series D Convertible Preferred Stock from Allied Capital, 492,022 shares of Series D Convertible Preferred Stock from Allied Investments, 176,072 shares of Series F Convertible Preferred Stock from Allied Capital and a Warrant to purchase 531,255 shares of Common Stock from Allied Capital. The aggregate purchase price for all of the securities was $3,558,385. As of March 31, 2006, the Series F Preferred Stock is convertible into 176,072 shares of Common Stock, subject to anti-dilution adjustment.
     (d)      No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
     (e)      As of March 31, 2006, neither of the Reporting Persons has sole or shared ownership or voting power over any securities of the issuer.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of Issuer.
     As disclosed under Item 5, the Reporting Persons entered into an agreement with Blesbok LLC on March 31, 2006. A copy of the Securities Purchase Agreement is filed as Exhibit 99.1 to this Schedule 13D/A.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.1	Joint Filing Agreement between Allied Capital Corporation and Allied Investments, L.P.
Exhibit 99.1	Securities Purchase Agreement dated March 31, 2006
Exhibit 99.2	Directors and Executive Officers of Allied Capital Corporation and Allied Investments, L.L.C. as general Partner of Allied Investments, L.P.

CUSIP No.	773415 10 4	Page	6	of	6
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2006

ALLIED CAPITAL CORPORATION

By: /s/ Penni F. Roll

Penni F. Roll
Chief Financial Officer

Allied Investments, L.L.C. as General Partner of
ALLIED INVESTMENTS, L.P.

	By:	/s/ Penni F. Roll

Penni F. Roll
Chief Financial Officer